Exhibit 4.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management Discussion and Analysis (“MD&A”) is dated as at February 26, 2010 and should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2009.  In this MD&A, “IMRIS”, the “Company”, “we”, “our” and “us” are used to refer to IMRIS Inc.

This MD&A contains forward-looking statements about future events or future performance and reflects management’s expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities.  Such forward-looking statements reflect management’s current beliefs and are based on information currently available to us.  In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts.  In particular, statements regarding our future operating results, economic performance and product development efforts are or involve forward-looking statements.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements.  Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: [i] timing and amount of revenue recognition of order backlog and the Company’s expectation of sales and margin growth [ii] obtaining sufficient and suitable financing to support operations and commercialization of products, [iii] adequately protecting proprietary information and technology from competitors, [iv] obtaining regulatory approvals and successfully completing new product launches, [v] successfully competing in the targeted markets, and [vi] maintaining third party relationships, including key personnel, and key suppliers.  In evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under “Risks and Uncertainties”, which may cause actual events, performance or results to differ materially from any forward-looking statement.

Readers are cautioned that our expectation, beliefs, projections and assumptions used in preparation of such information, although considered reasonable at the time of preparation, may prove to be wrong, and as such, undue reliance should not be placed on forward-looking statements.  By their nature, forward-looking statements are subject to numerous known and unknown risks and uncertainties so as a result, we can give no assurance that any of the actual events, performance, results, or expectations will occur or be realized.  These forward-looking statements are expressly qualified by this cautionary statement as of the date of this MD&A and we do not intend, and do not assume any obligation, to update or revise them to reflect new or future events or circumstances.

OVERVIEW

IMRIS is a global provider of image guided therapy solutions that deliver timely information to clinicians during surgical or interventional procedures.  IMRIS systems incorporate multiple imaging modalities including magnetic resonance “MR” imaging, fluoroscopy and computed tomography into fully integrated imaging suites.  Our systems use a variety of patented technologies that enhance patient safety and operating room efficiency.

Our Products

IMRISneuro — is our flagship product, providing surgeons with high resolution MR images during neurosurgical procedures.  Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures may benefit from an MRI’s unique ability to distinguish between diseased and healthy brain tissue.  IMRISneuro allows surgeons to make adjustments to the procedure while the procedure is in progress, which may lead to improved patient outcomes and reduce the likelihood that repeat surgeries will be needed.

IMRIScardio — provides clinicians with timely and accurate images for visualizing the cardiovascular system before, during and after an intervention.  Cardiovascular interventions demand a high level of accuracy in the diagnosis of patients and in the assessment of treatments.  The IMRIScardio suite includes a wide-bore 1.5 Tesla MR scanner and a single-plane angiography system providing the ability to alternate between imaging modalities and immediately assess treatment.

IMRISNV — sequentially employs MRI and fluoroscopy in an integrated suite that provides interventional clinicians with imaging for the rapid assessment and post procedure evaluation of neurovascular conditions including stroke, where speed of treatment is a major determinant in the success of patient outcomes.  The IMRISNV suite features a wide-bore 3 Tesla MR scanner and a bi-plane angiography system completely integrated into a single suite that permits the patient to transition quickly and seamlessly between MR imaging and intervention without transporting the patient between modalities.

Our Customer Value Proposition

All IMRIS products are designed to assist clinicians to improve outcomes for their patients.  Our integrated imaging solutions are based on three fundamental principles:

Patient Safety — The patient is never moved during the course of a surgical or interventional procedure in an IMRIS integrated therapy suite.  Unlike conventional imaging solutions where the patient is moved for imaging, our solutions move the imaging system to the patient at the right moment in the procedure.  This avoids any potential risks associated with having to move the patient to the scanner, and maintains optimum patient positioning during the procedure.

Clinical Efficiency — All aspects of IMRIS systems are designed to enhance the workflow of the clinical team.  Imaging information is captured rapidly and presented to maximize efficiency and effectiveness for clinicians.  In addition, because the imaging system is moved to the patient during use, when not in use, clinicians are afforded unrestricted access to the patient and do not require special MR-compatible instruments for the procedures.

Financial Utility — IMRIS systems provide customers with both intraoperative, interventional and diagnostic MR imaging capabilities.  When not in use during a surgery or interventional procedure, the MR scanner is located in an adjacent room and is available for diagnostic imaging, thereby ensuring that the hospital obtains maximum utility from its equipment.

Our Technology

The creation of high value intellectual property and advancements in technology is an important element of our business.  To grow the Company and remain competitive, we are continuously engaged in new product development and enhancement and each year we invest significantly in research and development to drive continuing innovation that supports our competitive position.

Underlying all of our image guided therapy solutions is advanced proprietary technology and intellectual property that we have developed as part of our unique solutions.  The protection of these products, our processes and know-how is integral to our business.  We have patents in place in the United States, Canada and other countries where available to protect our core patent family.  In addition, we have filed a number of additional patent applications that are directed to specific aspects of our technology.  We currently have 20 patents either issued or pending.  As we develop our technologies we will continue to seek patent protection to contribute to our competitive advantage.

Our Business Model

The purchase and installation of an IMRIS system represents a significant capital project for our customers that can range from approximately $4 million to $12 million. In addition to our equipment, customers may require further capital expenditures for room construction and ancillary operating room equipment.  The sales cycle for our systems is both complex and lengthy as a result of the large capital expenditure associated with the purchase of an IMRIS system and the number of stakeholders who are engaged in the process.  As such, a typical sales cycle can be more than 12 months from initial customer engagement to receipt of a purchase order. Following the receipt of a customer purchase order, the delivery and installation cycle for one of our systems typically ranges from five months to twelve months or more depending in part on the configuration of our system, but also dependent on the amount of additional construction work that may be required to be completed by the customer. We invoice customers for the system in installments spread over a number of milestones which typically include a deposit at the time of order; and a percentage of the total system price upon delivery of the equipment, completion of installation and final acceptance.  Due to the project nature of our system sales, we recognize revenues and related cost of sales on a percentage-of-completion basis as the system is installed.

2009 HIGHLIGHTS

Throughout 2009 we made solid progress advancing our business strategies and delivering strong financial performance.  Highlights from the year included:

•                  Record sales of $44.4 million, the highest annual sales in the history of the Company and a 94% increase over 2008.

•                  Gross profit as a percentage of sales improved to 44% compared with 20% in 2008.

•                  In the fourth quarter, recorded positive EBITDA(1)and net income for the first time in our Company’s history at $1.4 million and $0.4 million respectively.

•                  Completed an equity financing that closed on November 2nd 2009 for net proceeds of $19.3 million.

•                  Record annual order bookings of $73.1 million contributing to 32% year over year growth in order backlog, which increased to $89.4 million at year end.

•                  Received regulatory approval with the issuance of a European CE Mark in April 2009, U.S. FDA approval in September 2009 and the Health Canada medical device license in October 2009 permitting the sale of our new products, IMRISNV and IMRIScardio.

•                  At the end of 2009, we had sold 35 systems with sales in the United States, Canada, Asia Pacific and Europe.  Of particular note in the year:

•                  Brigham and Women’s Hospital, which is home to the US National Center for Image Guided Therapy was the first to purchase an IMRISNV/IMRIScardio solution.

•                  Yale-New Haven Hospital, the primary teaching hospital for the Yale School of Medicine purchased IMRISNV.

•                  We sold our first IMRISNV system in Canada to Health Sciences Center Winnipeg.

•                  The first IMRISneuro sale in Europe was made to CEA-LITI for CLINATEC® in Grenoble, France.

•                  A renewed and expanded OEM agreement between IMRIS and Siemens Healthcare for the supply of MR scanners and angiography systems as component parts for IMRIS’s image guided therapy suites was completed in the fourth quarter of 2009.

•                  We realigned our organizational structure in the fourth quarter of 2009 to meet the growing global demand for IMRIS solutions.

(1) EBITDA is defined as earnings before interest income (expense), foreign exchange gain (loss) income taxes and amortization.

SUMMARY OF SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information for the dates and periods indicated.

Statement of Operations

(In CDN dollars)

(Unaudited)

	Year ended
	December 31
	2009	2008	2007

Sales	$44,417,518	$22,952,486	$17,445,058
Cost of sales	24,748,219	18,344,182	15,180,438
Gross profit	19,669,299	4,608,304	2,264,620
As a percentage of sales	44.3%	20.1%	13.0%

Operating expenses
Administration	6,706,411	6,807,248	5,300,845
Sales and marketing	8,039,705	6,450,458	3,497,318
Customer support and operations	4,950,479	3,930,270	3,899,824
Research and development	4,923,818	4,705,505	3,334,511
Amortization	2,161,959	1,457,035	940,632
	26,782,372	23,350,516	16,973,130

Operating income (loss) before the following	(7,113,073)	(18,742,212)	(14,708,510)
Foreign exchange (loss) gain	(2,025,355)	1,118,553	(84,228)
Interest (expense) income	(26,705)	660,767	222,545
Net income (loss) for the period	$(9,165,133)	$(16,962,892)	$(14,570,193)

Basic and fully diluted loss per share	$(0.33)	$(0.62)	$(0.76)

Balance Sheet Data

Cash and cash equivalents	26,273,633	18,597,333	30,803,989
Total assets	65,583,833	39,848,770	48,649,231
Customer deposits	21,050,029	12,647,883	7,135,834
Long-term debt	––	––	8,624
Total liabilities	33,722,555	18,884,493	11,381,390
Shareholders’ equity	31,861,278	20,964,277	37,267,841

The financial results for the three most recent years reflect the progression of an early stage Company with a limited operating history.  Factors that have caused our results to vary are described below.

•                  The general trend has been for strong growth in sales over the years as the Company has achieved increased market acceptance.  As a result of the limited number of systems sold and installed to date and the high dollar value associated with each sale, our revenues recorded from quarter to quarter have varied depending on the number and stage of active projects in any given quarter.

•                  Gross profit has improved significantly with increased sales volumes and higher pricing.  Our initial pricing strategy was market penetration based.  As product recognition and adoption occurred we increased our pricing to reflect the underlying value of IMRIS systems.  This change has resulted in improved gross profit as a percentage of sales particularly comparing the 2008 results with those achieved in 2009.

•                  Net losses have generally decreased from 2007 to 2009.  We achieved our first quarter of net income in Q4 2009.  The improvements over time reflect the increases in gross profit described above, controlled increases in operating expenses to meet growth in the business and foreign exchange gains and losses.

•                  Most of our sales to date have been denominated in currencies other than the Canadian dollar which can give rise to foreign exchange gains or losses depending on the change in value of the Canadian dollar versus other currencies in each quarter.  In 2007, the Canadian dollar weakened against the US dollar.  For most of 2008, the relative value of the Canadian dollar versus the US dollar resulted in the recording of foreign exchange gains.  In the last three quarters of 2009, we incurred foreign exchange losses primarily as a result of changes in the relative values of these two currencies.

•                  On November 2, 2009 we completed an equity financing with the issuance of 3,215,000 common shares and an additional 482,250 common shares granted as an overallotment option, resulting in net proceeds of $19.3 million.  With completion of the financing, our total number of shares outstanding increased compared with prior years.

Results of Operations

Sales

Sales increased to $44.4 million from $23 million in the prior year, an increase of 93.5%.  Revenue growth for the year ended December 31, 2009 is the result of increased systems deliveries in 2009 and a significant increase in the average revenue per system in the 2009 period due to favourable product mix, including delivery of our first IMRISNV system.

Sales for the year ended December 31, 2009 included $42.7 million of revenues associated with new system deliveries and $1.7 million of revenues associated with extended maintenance contracts.  This compares to $22.2 million of new system sales and $0.8 million in extended maintenance contracts for the same period in the prior year.

Gross Profit

Gross profit for the year ended December 31, 2009 increased by approximately $15.1 million to $19.7 million, as compared to the prior year.  Gross profit as a percentage of sales increased from 20.1% to 44.3% for the year ending December 31, 2009.  The growth in gross profit is the result of a change in the pricing strategy reflecting the increasing customer acceptance of our technology.  We have also seen improved margins as a result of our efforts to reduce the direct costs of our systems.

Operating Expenses

Operating expenses for the year were $26.8 million an increase of approximately $3.4 million or 15% from $23.4 million in the prior year, The increase is primarily a result of increased costs in sales and marketing and customer support and operations.  Sales and marketing increased in the year mainly due to the launch of the IMRISNV and IMRIScardio systems as well as higher wages and benefits associated with increased staff levels to support future sales growth.  Customer support and operations increased in the year primarily as a result of increased staff to support the increased system delivery volume.  Year to date amortization expense was significantly higher as a result of additional research and development equipment being placed into use and being amortized over its useful life.

At the departmental level, administrative expenses decreased to $6.7 million from $6.8 million in the prior year or a 1% decrease.  Although year to date amounts did not change in total in comparison to prior year, the department did experience an increase in travel expenses and a small increase in wages and benefits offset by a decrease in professional fees and consulting fees.

Sales and marketing expenses for the year increased to $8.0 million from $6.5 million in the prior year for a 25% increase.  The year to date increases are mainly due to launch costs for the IMRISNV and IMRIScardio systems and higher staffing levels and related costs to support future sales growth.

Customer support and operations expense for 2009, increased to $5.0 million from $3.9 million in the prior year or a 26% increase.  The year to date increase is mainly attributed to an increase in wages and benefits associated with additional staff to support the higher system volume delivered in the year.  The department also had a small increase in 2009 for professional fees associated with obtaining regulatory approvals for our products.

Research and development expenses for the year increased to $4.9 million from $4.7 million in the prior year, or a 5% increase.  The year to date increase is primarily due to an increase in staff levels for the full year and additional costs relating to filing new patent applications.

Amortization expense for 2009 was $2.2 million compared to $1.5 million in the prior year, a 48% increase.  The year to date increase in amortization expense resulted from the commencement of amortization on capital additions to our research and development test facility.

The company had a foreign exchange loss $2.0 million compared to a foreign exchange gain of $1.1 million the prior year.  The foreign exchange loss year resulted from the decrease in value of the US dollar relative to the Canadian dollar.  The majority of the Company’s sales are denominated in US dollars; as such we held US dollar denominated net assets during the period which were negatively impacted as the US dollar weakened against the Canadian dollar.

Interest income (expense) decreased by approximately $0.7 million as compared to the prior year.  This was due to extremely low yields on short-term money market instruments, lower average cash balances and interest expense relating to a provincial sales tax reassessment.

Operating Loss and Net Loss for the Year

The Company’s operating loss for 2009 was $7.1 million compared to $18.7 million in the prior year, a 62% improvement.  The year over year improvements are due primarily to increased sales volume and higher gross profit margins offset in part by additional operating expenses to fund the growth in the business.

Our net loss for the year ended December 31, 2009 was $9.2  million, a decrease of $7.8 million compared to the loss of $17.0 million in 2008,, an improvement of 46%.  The improvement was mainly due higher sales volume and improved gross margins offset in part by higher foreign exchange losses and lower interest income.

EBITDA

In the fourth quarter of 2009 we delivered our first quarter of positive EBITDA at $1.4 million compared with negative $4.3 million in the fourth quarter of 2008.  For year ended December 31, 2009, EBITDA was negative $5.0 million compared with negative $17.3 million in 2008.  The improvements in EBITDA in both the fourth quarter and full year 2009 were primarily due to increased sales volumes and higher gross profit margins, net of higher cash operating expenses used to fund growth in the business.  We have begun reporting EBITDA because we believe investors use it as another measure of our operating performance.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of our financial results for the past eight quarters.

(In CDN dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(Unaudited)	2009	2009	2009	2009	2008	2008	2008	2008

Sales	19,921,667	9,863,709	$9,827,863	$4,804,279	$5,733,845	$4,869,433	$8,191,072	$4,158,136
Cost of sales	10,991,504	5,401,780	5,398,467	2,956,468	4,312,698	3,541,973	6,733,398	3,756,113
Gross Profit	8,930,163	4,461,929	4,429,396	1,847,811	1,421,147	1,327,460	1,457,674	402,023
As a percentage of sales	44.8%	45.2%	45.1%	38.5%	24.8%	27.3%	17.8%	9.7%

Operating expenses
Administration	1,814,853	1,642,702	1,774,512	1,474,344	1,718,663	1,733,936	1,613,014	1,741,635
Sales and marketing	2,770,288	1,601,483	1,963,812	1,704,122	1,741,730	1,747,905	1,638,278	1,322,545
Customer support and operations	1,507,042	1,161,209	1,216,876	1,065,352	955,378	1,021,536	1,041,746	911,610
Research and development	1,430,109	1,133,412	1,282,928	1,077,369	1,271,654	1,419,993	1,110,014	903,844
Amortization	596,724	539,392	527,106	498,737	503,793	432,931	269,613	250,698
	8,119,016	6,078,198	6,765,234	5,819,924	6,191,218	6,356,301	5,672,665	5,130,332

Operating profit (loss) before the following	811,147	(1,616,269)	(2,335,838)	(3,972,113)	(4,770,071)	(5,028,841)	(4,214,991)	(4,728,309)
Foreign exchange (loss) gain	(367,747)	(1,033,741)	(960,663)	336,796	880,516	230,763	(45,218)	52,492
Interest income (expense)	(25,633)	(6,096)	754	4,270	74,463	118,060	196,939	271,305
Net income (loss) for the quarter	$417,767	$(2,656,106)	$(3,295,747)	$(3,631,047)	$(3,815,092)	$(4,680,018)	$(4,063,270)	$(4,404,512)

Earning (loss) per share
Basic	$0.02	$(0.10)	$(0.12)	$(0.13)	$(0.14)	$(0.17)	$(0.15)	$(0.16)
Diluted	$0.01	(0.10)	(0.12)	(0.13)	(0.14)	(0.17)	(0.15)	(0.16)

The financial results for the eight most recent quarters reflect the progression of an early stage Company with a limited operating history.  Factors that have caused our quarterly results to vary are generally consistent with the factors described in the 3 year in the Summary of Selected Financial Information section above.

ORDER BACKLOG(2)

During the year, we received record order bookings of $73.1 million, contributing to order backlog of $89.4 million at December 31, 2009.  The change in the Company’s order backlog was impacted by delivering record revenues of $44.4 million and a $7.1 million reduction in the value of the backlog due to the appreciation of the Canadian dollar versus the US dollar.  The annual orders are composed of 10 new customer orders and three upgrades of existing orders.  This includes our first order from Europe, which represents a significant new market for the company.  We continue to convert past order backlog to recognized revenue and we are reasonably confident that we will convert our present order backlog to recognized revenue going forward.

To date, we have sold 35 systems, 19 of which are installed and 16 of which are in the delivery phase.  Of the 35 systems sold, 25 are in the United States, 5 are in Canada, 4 systems are in Asia Pacific and 1 system has been sold in Europe.

(2) Oder backlog is defined as the unrecognized portion of the revenues anticipated to be recorded from confirmed system orders, including the next twelve months of revenues to be derived from executed service contracts.

ACQUISITION OF NEUROARM SURGICAL LTD.

On February 4, 2010, the Company announced that it has entered into a definitive agreement to acquire NeuroArm Surgical Limited (“NASL”), a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robot.  IMRIS has also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited (“MDA”) to create the next generation of the technology.

IMRIS will issue 1.6 million common shares from treasury, as consideration for the acquisition of NASL, including the technology, patents and associated intellectual property.

The closing conditions of the transaction were completed on February 5, 2010.

OUTLOOK

When our Company was formed in 2005, our initial focus was on gaining market acceptance for IMRISneuro and ensuring the successful delivery of each customer installation as we developed our core competencies across all facets of the organization.  Today, IMRISneuro has become the solution of choice and is installed in leading neuroscience centers around the world.  We have broadened our market opportunity with the recent introduction of IMRISNV and IMRIScardio and continue to leverage our technology platforms and core competencies in support of bringing new application—specific solutions to market.  All of which we have achieved while carefully controlling costs in support of achieving positive earnings as quickly as possible — a milestone we reached in the fourth quarter of 2009.

2010 Corporate Priorities

Our corporate priorities for 2010 reflect a disciplined approach to advancing our business in support of delivering continuing strong growth and value-creation.  Our 2010 corporate plans include:

Focus on Major Market Opportunities — IMRIS systems have been purchased by medical facilities in regions around the world including the United States, Canada, India, China, Australia and France.  In 2010 we plan to focus our sales and marketing resources on North America, Europe and China.  We have aligned our organization structure and resources to reflect this approach and established regional organizations in each of these markets to move decision-making as close as possible to the customer.  We believe by expanding our presence in Europe and China and focusing most of our efforts on these two markets and on North America, that there is significant opportunity to capitalize on.  Other geographic markets will continue to be addressed as emerging market opportunities.

Build Capacity and Capability —   We have a strong track record of meeting our installation schedules and ensuring customer satisfaction.  In 2010 we plan to build additional capacity and capability across the Company to ensure we meet our customer commitments and financial objectives.  In 2009 our revenues for system deliveries increased 94% and given our 2009 year end backlog, we expect a significant increase in backlog conversion again this year.  To meet this anticipated growth, we are planning to expand our sales and customer support resources to ensure we manage the expected ongoing growth in our business effectively.

Strengthen our Product Portfolio — Since first coming to market, we have expanded our product portfolio to include IMRISNV and IMRIScardio.  Our recently announced acquisition of NASL and its MRI compatible neurosurgical robot system builds on the Company’s vision to deepen the offering of its image guided solutions.  The Company’s collaboration with MacDonald Dettwiler, a world leader in robotics, to create the next generation of the technology, provides the Company with a number of potential applications for medical practitioners.  In 2010 our efforts will be concentrated on research and development programs that further enhance the value of our three products.  We will also continue to advance the development of our longer term initiatives for radiation and interventional therapies including new the robotics systems.

Control Costs and Operate Profitably — We are committed to continuing to invest prudently in our business to capture the growth potential we believe exists for IMRIS’s image guided therapy solutions.  In 2010 we will work to harden product lines and control costs in support of overall growth in profitability.

2010 Financial Outlook

We are expecting a strong year of growth in 2010 as we advance our business plan and execute on our corporate priorities.  Order flow is expected to build on the positive trends in 2009 as market demand for IMRIS systems continues to expand.  Net of increased operating expenses to support expansion of the business, we expect to generate a growing operating income profile through the year.

Given our growth in backlog in 2009, we expect to continue to convert our backlog into revenues at a higher rate than historical trends.  As we move through the year, our focus will be on advancing customer installations in support of converting orders into recognized revenues.  Our ability to complete installations is highly dependent on the readiness of customer sites which are often part of a larger hospital construction project.  As a result, we can experience delays in our delivery schedule which are beyond our control resulting in an unbalanced quarterly revenue profile.  While we do not control our customers’ broader construction schedules, through our active involvement in managing each customer program we continue to work to minimize the potential for delays and shorten the delivery cycle of those elements that are within the Company’s control.

Gross profit as a percentage of sales increased in 2009 to 44% as a result of pricing increases we implemented together with efforts to reduce direct costs of our systems.  In 2010, we expect full year gross profit as a percentage of sales to be comparable to 2009 levels.  Some quarterly variability is expected including reduced margins in the first quarter of the year due to an installation of our first IMRISNV/IMRIScardio system.  While some erosion on margin may occur related to exposure to a weakening U.S dollar, we believe this can be offset as part of our focus on incrementally reducing component costs through various cost reduction and sustaining engineering programs in 2010.

Operating expenses for 2010 are expected to increase modestly over 2009 levels as we add more capacity in anticipation of an increase in system deliveries and deliver on planned objectives.  The primary driver of capacity will be an additional investment in the sales and marketing area to expand our global presence and additional support in the customer solutions and delivery area of the business to manage our growth.  In addition, we will continue to invest in research and development programs to add depth to our product offerings, including an investment to further develop the surgical robotics technology acquired from NASL.

We have significant balance sheet strength with cash and receivables totaling $40 million at December 31, 2009. This together with anticipated positive cash flow from operations  in 2010 as well as cash from customer deposits on future orders is expected to provide sufficient liquidity to fund our operations and planned projects through the year.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital.  The Company has financed its cash requirements primarily through issuances of securities and customer deposits from new orders.

We had cash or cash equivalents of $26.3 million as at December 31, 2009, an increase of $20.2 million from September 30, 2009 and an increase of $7.7 million from December 31, 2008.  The increase from December 31, 2008 primarily resulted from the issuance of shares for $19.3 million offset by the cash operating loss of $6.3 million, an increase in working capital of $1.7 million and capital spending of $3.6 million.

The following table sets forth the summary statement of cash flows for the periods indicated:

Statements of Cash Flows

(In CDN dollars)

(Unaudited)

	Year ended December 31
	2009	2008	Change

Cash flows:
Used in Operating Activities	$(8,035,775)	$(6,458,088)	$(1,577,687)
From (used in) Financing Activities	19,327,467	(216,166)	19,543,633
Used in Investing Activities	(3,615,392)	(5,532,402)	1,917,010
Net increase (decrease)	7,676,300	(12,206,656)	19,882,956

Cash and cash equivalents, opening	18,597,333	30,803,989
Cash and cash equivalents, closing	$26,273,633	$18,597,333	$7,676,300

Operating Activities

The cash used from operating activities for the current year was $8.0 million.  The cash used in 2009 was comprised of the operating loss (excluding non-cash related items) of approximately $6.3 million and $1.7 million increase in working capital.  This increase in working capital is made up of an increase in receivables ($14.5 million), an increase in inventory ($1.0 million) and an increase in prepaid expenses ($1.0 million) offset by a decrease in accounts payables and accruals ($6.4) and an increase in customer deposits ($8.4 million).

Financing Activities

The cash generated in financing activities for the current year was $19.3 million.  The Company closed on November 2, 2009, a bought deal financing with a syndicate of underwriters to issue 3,215,000 common shares of IMRIS at $5.60 per common share for gross proceeds of approximately $18 million.  In addition, IMRIS granted the underwriters an option, exercisable in whole or in part for a period of up to 30 days following the offering closing date, to increase the offering by up to 482,250 common shares at a price of $5.60 per common share.  This option was exercised on November 2, 2009, increasing the aggregate size of the offering to approximately $20.7 million.  The Company incurred approximately $1.4 million in costs associated with the offering.

Proceeds of the offering will be used for working capital and general corporate purposes.

Investing Activities

The cash used in investing activities for the year ended December 31, 2009 was approximately $3.6 million.  All of the investing activities are for capital equipment purchases.  During the current year, capital purchases included; research and development  equipment ($2.2 million), a new enterprise resource planning (ERP) software system ($0.4 million), a new trade show booth ($0.5 million) and miscellaneous office and computer equipment ($0.5 million).

Capital expenditures for 2010 are expected to be in the range of $1.0 to $1.5 million for computer hardware and software and office equipment to support our increased staff levels.

Liquidity and Capital Resources Summary

Our cash and cash equivalents as at December 31, 2009 totaled $26.3 million.  This cash position and our expectation that we will generate positive cash flow from operations including the customer deposits on future orders, is expected to provide sufficient liquidity to meet the anticipated needs of ongoing operations and existing projects including the funding of current research and development programs and budgeted capital asset expenditures.

Contractual Obligations

Lease Commitments

The Company has lease commitments in respect of operating leases as set out below:

2010	$500,440
2011	256,516
2012	59,255
Total	$816,211

OUTSTANDING SHARE DATA

The following table sets forth our outstanding share data as at the dates given:

	Authorized	February 26, 2010	December 31, 2008
Common shares	unlimited	$92,121,047 (32,682,377 common shares)	$65,992,820 (27,352,513 common shares)

Preferred shares	unlimited	Nil	Nil

Contributed surplus		$1,946,100	$1,228,193

As at February 26, 2010 a total of 4,015,240 stock options were outstanding under the Company’s stock option plan.

Non-GAAP Financial Measures

In this MD&A, we use the non-GAAP measure “EBITDA”.  We define EBITDA as the earnings before interest income (expense), foreign exchange gain (loss), income taxes, and amortization.  We have begun reporting EBITDA because we believe investors use it as another measure of our operating performance.  EBITDA does not have a standardized meaning as prescribed by Canadian generally accepted accounting principles and it is not necessarily comparable to similarly titled measures used by other companies.

A reconciliation to the most comparable GAAP measures is as follows:

	Three months ended		Twelve months ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Operating income (loss)	$811,147	$(4,770,071)	$(7,113,073)	$(18,742,212)
Amortization	596,724	503,793	2,161,959	1,457,035
EBITDA	$1,407,871	$(4,266,278)	$(4,951,114)	$(17,285,177)

FINANCIAL INSTRUMENTS

Our financial instruments consist of cash and cash equivalents, accounts receivables, unbilled receivables, and accounts payable and accrued liabilities.

We are subject to credit risk with respect to our accounts receivable and unbilled receivables to the extent debtors do not meet their obligations and we are subject to foreign exchange risk with respect to financial instruments denominated in a currency other than the Canadian dollar.

Our short-term investments at December 31, 2009 were $18.3 million and were invested in interest bearing saving accounts and short term bank deposits.  Of this total, $0.2 million was denominated in US dollars.

Our accounts receivable at December 31, 2009 were $13.7 million, of which $12.6 million is considered current (less than 60 days old).  Accounts receivable include $12.9 million that are denominated in US dollars.

RELATED PARTY TRANSACTION

The Company leases air travel time from 5343381 Manitoba Ltd., a company which is wholly owned by Centara Corporation, a corporation controlled by our Chairman.  The amount charged to travel expenses with respect to transactions conducted on an estimated third party comparable cost basis with this related party during the year ended December 31, 2009 was $740,940 (2008 - $382,832).

As at December 31, 2009, the balance payable to this related party was $Nil versus $41,580 as at December 31, 2008.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year.  Among the accounting estimates described in the notes to the financial statements, we consider the accounting estimates used in the determination of recognized revenues, the value of goodwill and the valuation of stock options to be critical.  Our results as determined by actual events could differ materially from the previously mentioned estimates.

Revenue recognition

We recognize revenues for our system sales on a percentage-of-completion basis as the system is installed.  The percentage-of-completion is determined by the ratio of actual costs incurred to date to the estimated cost of completion for the project.  In the event that the actual costs of completion differ from the estimated cost we have used in determining the percentage-of-completion, recognized revenues may be over or under-estimated until all costs have been incurred and the project is complete.  Funds received from our customers in advance of meeting the criteria for recognition of revenues are recorded as customer deposits until the revenue is recognized.  Revenues recognized in advance of the criteria for invoicing to our customer are recorded as unbilled receivables.  Accordingly, the reported amounts shown on the balance sheet under customer deposits or unbilled receivables may be over or understated.

Interest income is recognized as earned.

Value of goodwill

We recorded goodwill on the purchase of the assets of a predecessor company.  The value of goodwill is tested for impairment annually or more frequently if an event or circumstance occurs which we feel may result in an impairment of the value of goodwill.

Stock based compensation plan

From time to time we issue stock options to employees, directors, officers or consultants.  We have adopted the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants’ Handbook, “Stock Based Compensation and Other Stock Based Payments”.  Options granted to employees are valued at the grant date using the Black-Scholes option pricing model which requires management to make assumptions as to volatility, exercise date and option life.  The value of the options is expensed over the vesting period of the options, generally a period of four years.  Options granted to non-employees are valued at the grant date using the Black-Scholes option pricing model.  The options are expensed at the time the goods are received or services performed, or over the vesting period.

CHANGES IN ACCOUNTING POLICIES

Goodwill, Intangible Assets and Financial Statement Concept;

In February 2008, the CICA issued Section 3064 Goodwill and Intangible Assets, replacing Section 3062 Goodwill and Other Intangible Assets and Section 3450 Research and Development Costs.  The new Section establishes standards on the recognition, measurement, presentation and disclosure for goodwill and intangible assets subsequent to their initial recognition.  The standard requires retroactive application to prior period financial statements.  The adoption of the standard has had no material impact on our financial position or results of operations.

Financial Instruments — Fair Value and Liquidity Risk Disclosure

The Company adopted amendments to CICA 3862, Financial Instruments — Disclosures for the year ended December 31, 2009, which require all financial instruments measured at fair value to be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.  Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in the most advantageous market, utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity.  Valuation techniques are primarily model-based.

As at December 31, 2009, no on-balance sheet financial instruments were required to be classified in this manner.

FUTURE ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS)

In February 2008, the CICA confirmed that Canadian reporting issuers will be required to report under IFRS effective January 1, 2011, including comparative figures for the prior year.  In April 2008, the CICA released an exposure draft of the coming standards.  We have developed a high level IFRS implementation plan, and a detailed assessment of the impact of the accounting standard differences to the financial statements has been completed.  This assessment has provided insight as to the most significant areas of difference applicable to us, including property and equipment, as well as the more extensive presentation and disclosure requirements under IFRS.  We expect to make changes to certain processes in 2010 to ensure transactions are recorded in accordance with IFRS for comparative reporting purposes on the required implementation date.

We continue to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators (CSA), which may affect the timing, nature or disclosure of our adoption of IFRS.

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations.  As we are still in the development phase and have not yet selected our accounting policy choices and IFRS 1 exemptions, we are unable to quantify the impact of IFRS on our financial statements.  The areas of significance identified above are based on available information and our expectations as of the date of this MD&A and thus, are subject to change for new facts and circumstances.

Business Combinations

Section 1582 further aligns Canadian GAAP with U.S. GAAP and IFRS, and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its consolidated financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The Section also establishes disclosure requirements.  The impact to the Corporation will be limited to any future acquisitions beginning in fiscal 2011.

Consolidated Financial Statements and Non-Controlling Interests

Sections 1601 and 1602 further align Canadian GAAP with U.S. GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting of ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statements of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The Corporation does not believe there will be any impact on its consolidated financial statements upon the adoption of these pronouncements in fiscal 2011, unless the Corporation’s circumstances change.

Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC Abstract 175, Multiple Deliverable Revenue Arrangements. The EIC deals with arrangements that have multiple deliverables and provides guidance which is to be applied to determine how an arrangement consideration should be measured, whether the arrangement should be divided into separate units of accounting, and how the arrangement consideration should be allocated among the separate units of accounting.  This EIC is effective for years beginning January 1, 2011, with early adoption permitted.  The Company is currently assessing the future impact of this EIC on its financial statements and has not yet determined the timing and method of its adoption.

DISCLOSURE AND INTERNAL CONTROLS

Disclosure controls and procedures are those controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed under securities legislation in annual filings, interim filings or other reports is recorded, processed, summarized and reported within the time periods specified by the legislation.  They include, without limitation, controls and procedures designed to ensure the information required to be disclosed in these reports is accumulated and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Executive Vice President and Chief Financial Officer (CFO) to allow timely decisions regarding required disclosure.

The system of disclosure controls and procedures is designed to provide reasonable assurance, not absolute assurance, that all control issues and instances of fraud will be detected.  The CEO and CFO are responsible for establishing and maintaining IMRIS’s disclosure controls and procedures.  An evaluation of the design and operation of the Company’s disclosure controls and procedures as of the date of this report was conducted under the supervision of the CEO and CFO.  The evaluation concluded that the controls and procedures were effective in providing such reasonable assurance.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements according to Canadian GAAP.  An evaluation of the design and effectiveness of IMRIS’s internal controls was conducted under the supervision of the CEO and CFO.  The evaluation concluded that there were no significant weaknesses in the design or effectiveness of IMRIS’s internal controls over financial reporting.

During the quarter ended December 31, 2009, we implemented a new enterprise resource planning (ERP) software system as noted in the Investing Activities section of this MD&A.  The system went live on November 2, 2009, replacing the legacy ERP software system.  The system implementation included core processing in production, inventory purchasing and accounting.  Although there has been a change in the ERP system, the conversion has not resulted in a change that will materially affect our internal controls over financial reporting.

No material changes have been made to the Company’s internal controls during 2009.

RISKS AND UNCERTAINTIES

The operating results, business prospects and financial position of the Company are subject to a number of risks and uncertainties.  Risks relating to our business include: our long sales cycle, high unit price and limited quarterly installations; our limited operating history and accumulated deficit; our lack of product diversity; our dependence on our suppliers; the development of IMRIScardio and IMRISNV; our reliance on key personnel; the lack of supporting clinical data; market competition and technological advances; patent protection and trade secrets; intellectual property litigation; our ability to shift from research and development to commercialization; our ability to manage growth; foreign exchange fluctuations; additional financing requirements; and regulatory matters.  If any of the events described as risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially.  We have discussed several of the more significant risks and uncertainties which may affect the business below, however for a more comprehensive list of the risks and uncertainties affecting the business, readers are advised to refer to our most recent Annual Information Form, available at www.sedar.com.

Long sales cycle, high unit price and limited installations

The long sales cycle, as well as the high unit price of the IMRIS systems, among other factors, may contribute to substantial fluctuations in our quarterly operating results.  Because of the high unit price of IMRIS systems and the fact that we have completed the installation of only 19 units over the Company’s history, each installation currently represents a significant component of our revenue for a particular quarter.  If we lose a single customer order or if customers defer installation of an IMRIS system for even a short period of time, recognition of a significant amount of revenue may be lost or deferred to a subsequent period.  Given that our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter.  We expect that revenues from a limited number of new customers will account for a large percentage of total revenues in future quarters.  Our ability to attract new customers will depend on a variety of factors, including the capability, safety, efficacy, ease of use, price, quality and reliability of our products and effective sales, support, training and service.  In addition, if we are unable to fulfill our current purchase orders and other commitments on a timely basis or at all, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors’ products.  The loss or delay of individual orders or failure to add new customers could have a significant impact on future revenues and operating results.

Limited operating history and accumulated deficit

We have a limited operating history from which investors can evaluate our business and prospects.  We have a large accumulated deficit and we may not maintain profitability.  We have incurred substantial losses since inception and despite achieving profitability in the fourth quarter of 2009; we may incur additional operating losses in the near term.  If the time required to generate significant revenues and achieve profitability on an annualized basis is longer than anticipated, we may not be able to continue our operations without additional capital.  Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously-evolving surgical imaging market.  If we cannot successfully address these risks, our business and financial condition would suffer.

Lack of product diversity

Currently, our commercially available products are the IMRISneuro, IMRIScardio and IMRISNV systems.  Although we expect sales of our new IMRIScardio and IMRISNV systems to increase with market acceptance of these systems, we currently generate substantially all of our revenue from sales of the IMRISneuro system and multiyear service plans for the IMRISneuro system.  If we are unable to sustain or grow sales of the IMRISneuro system or grow sales of IMRIScardio and IMRISNV, we may not generate sufficient revenue to support our business.  Accordingly, we are currently dependent on our ability to market and sell the IMRISneuro system.  Any factor materially and/or adversely affecting our ability to market and sell the IMRISneuro system or pricing and demand for the IMRISneuro system may have a material and adverse effect on our financial condition and results of operations.

Foreign exchange fluctuations

As a global provider of integrated imaging solutions, most of our sales are denominated in currencies other than the Canadian dollar.  We currently generate a significant portion of our sales in US dollars but many of our expenses are denominated in Canadian dollars.  To date, we have not used forward exchange contracts to hedge exposures denominated in US dollars or any other derivative instrument for trading, hedging or speculative purposes.  As such, we are exposed to fluctuations in the exchange rate between the US dollar and the Canadian dollar as a result of the translation into Canadian dollars of our balance sheet and income statement items denominated in US dollars.

Regulatory matters

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory authorities in various jurisdictions.  For most of these products in most jurisdictions, applicable statutes and regulations require testing and government review and approval prior to marketing the product.  This procedure can take a number of years and involves the expenditure of substantial resources.  Any failure or delay by us to obtain regulatory approvals or clearances could adversely affect the marketing of any products developed by us and our ability to receive product revenue.  There is no assurance that any of our planned products will be approved by any regulatory authority on a timely basis, or at all.  Also, in the event that a regulatory authority revokes any approvals granted in respect of our products, or a recall of our products is required in the event of material deficiencies or defects, our business, financial condition and results of operations could be adversely affected.

Dependence on suppliers

We depend on Siemens to supply the MR scanner and angiography systems for our IMRIS systems.  Our current agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal provisions thereafter, subject to six months’ advance written notice of termination by either party.  The agreement may be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting IMRIS where the buyer or controlling shareholder is a direct competitor to Siemens.  If for any reason we could not obtain MR scanners and angiography systems from Siemens, there is no certainty that we could find another vendor willing to supply this equipment for the IMRIS systems and a change would require a redesign of the IMRIS systems, which could take a year or more to implement.  We are dependant on Siemens to provide support and maintenance services to our customers under contract to IMRIS; if Siemens’ services became unavailable, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

We purchase certain other components of our system from outside vendors, including radio-frequency shielding systems, certain hardware components for our surgical information management system and operating room booms and lights.  For the majority of our system components, we do not have long-term supply contracts with the suppliers; however, we attempt to establish dual sourcing for most of these other components of our system and we believe that we would be able to establish alternative sources for these components, subject to any regulatory qualifications, as may be required.  It is possible that a disruption of the supply of these components could result in increased costs and delays in deliveries of IMRIS systems, which could adversely affect our reputation and results of operations.  Additionally, any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide our products.

Competition and technological advances

The surgical imaging industry is subject to intense and increasing competition and rapidly evolving technologies.  Many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render surgical imaging obsolete, including radiation treatment, new drug treatments and gene therapy.  Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete.  MRI competes with other surgical imaging technologies such as CT, fluoroscopy and ultrasound for market share in the overall surgical imaging market.

The market for neurosurgical MR imaging is highly competitive, with a number of companies providing competing surgical MRI systems.  Many of these competitors are large medical system suppliers which have considerably greater resources at their disposal to advance the development of their MRI systems.  These competitors or other companies may at any time develop new or improved surgical imaging solutions.  Alternatively, these competitors may choose to increase their respective market share by changing their pricing model or by lowering the price of their surgical imaging solutions or ancillary supplies.  If we are unable to address these competitor tactics by either continuing to enhance and improve our current product(s) or we are unable to maintain or increase our selling price in the face of competition, there can be no assurance that the Company will be able to maintain its desired market share or achieve its financial objectives.

Additional Information

Additional information about IMRIS can be found on the SEDAR website at www.sedar.com.